Exhibit 4.8

FIRST ADDENDUM TO EMPLOYMENT AGREEMENT

This First Addendum (the "Addendum") is made and entered effective as of the 1st day of January 2023 (the "Effective Date"), by and between:

Invasix Corp., a company incorporated under the laws of Canada, whose head office address is: 100 Leek Crescent, Unit 115, Richmond Hill Ontario, Toronto, Canada (the "Company"); and

Dr. Michael Kreindel, Canadian Passport No. HMI74509, of 43 Aubumdale Drive, Thornhill, Canada L4J8w8 (the "Employee").

(The Company and the Employee shall be jointly referred to herein as the "Parties").

WHEREAS, the Company and the Employee are parties to an Employment Agreement dated July 1, 2017, as further amended effective as of August 1, 2018 (collectively, the "Employment Agreement''); and

WHEREAS, the Parties wish to amend certain employment terms of the Employment Agreement, effective as of the Effective Date, by increasing the Employees Base Salary, as further set out below;

NOW THEREFORE, the Parties hereby agree as follows:

1.	Capitalized tenns in this Addendum shall bear the meaning ascribed to such terms in the Employment Agreement m1less the context otherwise rnquires.

2.
The Parties agree that effective as of the Effective Date, Section 4(a) to the Employment Agreement shall be revised in such manner that the Employee's gross annual Base Salary shall increase to US $264,000 (i.e., US $22,000 per month).

3.	Effective as of the Effective Date, all benefits due to the Employee pursuant to the provisions of the Employment Agreement or by law, shall be provided on the new Base Salary as amended herein.

4.	Except as explicitly amended by this Addendum, the provisions of the Employment Agreement will continue in full force.